SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   __________

                                   FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934








     (Mark One):

     /X/ ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EX-CHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

     For the fiscal year ended December 31, 1997

                                       OR

     / / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

          For the transition period from ___________ to ___________

                        Commission file number 33-92434

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Dendrite 401(k) Retirement Savings Plan.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Dendrite Inter-national, Inc., 1200 Mt. Kemble Avenue, Morristown, New Jersey 07960.

     DENDRITE
     401(k) RETIREMENT SAVINGS PLAN

     FINANCIAL STATEMENTS
     AS OF DECEMBER 31, 1997 AND 1996
     TOGETHER WITH AUDITORS' REPORT

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN


            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES






                                                                       Page
                                                                       ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                  1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
     FOR THE YEAR ENDED DECEMBER 31, 1997                                 2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
     FOR THE YEAR ENDED DECEMBER 31, 1996                                 3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
     BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1997                        4

NOTES TO FINANCIAL STATEMENTS                                           5-9

SCHEDULES:

     I.  ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT
         PURPOSES--AS OF DECEMBER 31, 1997                               10

     II. ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR
         THE YEAR ENDED DECEMBER 31, 1997                                11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees and Plan Administrator
of the Dendrite 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Dendrite 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for plan benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statement available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Philadelphia, Pa.,
     October 9, 1998

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1997




                               Goldman      Goldman       Goldman                   Goldman
                                Sachs        Sachs         Sachs       Goldman       Sachs
                               Capital   International    Growth &      Sachs        Money
                               Growth       Equity        Income       Balanced      Market
                                Fund         Fund          Fund         Fund          Fund
                             ----------   ----------   ----------   ----------   ----------

CASH                         $     --     $      --    $     --     $      --    $     --

INVESTMENTS, at fair value    1,724,074      218,218    1,515,618      754,114      430,003

RECEIVABLES:
     Contributions               59,934       12,291       63,030       20,978        6,223
     Loans                        3,735        1,105        1,472          310          131

LOANS TO PARTICIPANTS              --           --           --           --           --
                             ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS           $1,787,743   $  231,614   $1,580,120   $  775,402   $  436,357
                             ==========   ==========   ==========   ==========   ==========


                              Dendrite
                            International
                               Common       Loan
                                Stock       Fund         Other         Total
                             ----------   ----------   ----------   ----------

CASH                           $    299   $     --     $   39,051   $   39,350

INVESTMENTS, at fair value      164,494         --           --      4,806,521

RECEIVABLES:
     Contributions                4,494         --        174,453      341,403
     Loans                           55         --           --          6,808

LOANS TO PARTICIPANTS              --         32,398         --         32,398
                             ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS           $  169,342   $   32,398   $  213,504   $5,226,480
                             ==========   ==========   ==========   ==========

         The accompanying notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             AS OF DECEMBER 31, 1996

                               Goldman       Goldman        Goldman                    Goldman
                                Sachs         Sachs          Sachs         Goldman       Sachs
                               Capital     International    Growth &       Sachs         Money
                               Growth         Equity         Income       Balanced       Market
                                 Fund          Fund          Fund           Fund          Fund
                             -----------   -----------   -----------   -----------   -----------

CASH                         $     --      $      --     $      --     $       --    $       --

INVESTMENTS, at fair value     1,205,313       162,026     1,097,504       677,163       300,057

RECEIVABLES:
     Contributions                19,241         4,988        20,002        13,593         3,563
     Loans                           741           139           459           456         1,068

MANDATORY DISTRIBUTION
     PAYABLE                        --            --            --            --            --

LOANS TO PARTICIPANTS               --            --            --            --            --
                             -----------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS           $ 1,225,295   $   167,153   $ 1,117,965   $   691,212   $   304,688
                             ===========   ===========   ===========   ===========   ===========


                               Dendrite
                            International
                                Common          Loan
                                 Stock          Fund          Other          Total
                             -----------   -----------    -----------    -----------

CASH                         $     6,536   $      --     $       --    $       6,536

INVESTMENTS, at fair value        38,363          --             --        3,480,426

RECEIVABLES:
     Contributions                 4,973          --           85,275        151,635
     Loans                           195        (3,058)          --             --

MANDATORY DISTRIBUTION
     PAYABLE                        --            --          (22,642)       (22,642)

LOANS TO PARTICIPANTS               --          84,829           --           84,829
                             -----------   -----------    -----------    -----------

NET ASSETS AVAILABLE FOR
     PLAN BENEFITS           $    50,067   $    81,771   $     62,633  $   3,700,784
                             ===========   ===========   ============  =============

         The accompanying notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                            Goldman        Goldman        Goldman
                                             Sachs          Sachs          Sachs          Goldman
                                            Capital      International    Growth &          Sachs
                                            Growth          Equity         Income         Balanced
                                             Fund            Fund          Fund            Fund
                                           -----------    -----------    -----------    -----------

ADDITIONS TO NET ASSETS:
     Contributions by employees            $   281,055    $    77,840    $   274,634    $   101,084
     Contributions by employer                  79,743         20,841         74,453         28,624
     Rollovers                                  29,964         10,620         80,285          2,975
     Interest and dividends                    249,949         16,081        144,871         61,593
     Loan repayments, including interest         9,728          5,596         15,772          3,949
Net unrealized appreciation
         (depreciation) in fair value of
         investments                           194,318         (8,418)       189,518         74,451
                                           -----------    -----------    -----------    -----------
              Total additions                  844,757        122,560        779,533        272,676
                                           -----------    -----------    -----------    -----------
DEDUCTIONS FROM NET ASSETS:
     Benefits paid to participants            (234,250)       (29,726)      (313,643)      (121,480)
     Refunds to participants                    (7,800)        (1,064)        (7,118)        (4,401)
     Loans                                     (23,000)          (261)       (18,922)        (4,853)
                                           -----------    -----------    -----------    -----------
              Total deductions                (265,050)       (31,051)      (339,683)      (130,734)
                                           -----------    -----------    -----------    -----------
NET INCREASE (DECREASE) IN PLAN
     BENEFITS PRIOR TO TRANSFERS               579,707         91,509        439,850        141,942
                                           -----------    -----------    -----------    -----------
NET INTERFUND TRANSFERS                        (17,259)       (27,048)        22,305        (57,752)
                                           -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, BEGINNING OF YEAR             1,225,295        167,153      1,117,965        691,212
                                           -----------    -----------    -----------    -----------

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, END OF YEAR                 $ 1,787,743    $   231,614    $ 1,580,120    $   775,402
                                           ===========    ===========    ===========    ===========


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   (continued)

                                           Goldman
                                            Sachs          Dendrite
                                            Money       International
                                            Market         Common           Loan
                                             Fund           Stock           Fund           Other         Total
                                           -----------    -----------    -----------    -----------   -----------

ADDITIONS TO NET ASSETS:
     Contributions by employees            $    35,943    $    66,595    $      --      $      --     $   837,151
     Contributions by employer                   6,642         16,532           --           89,178       316,013
     Rollovers                                  18,333          6,406           --             --         148,583
     Interest and dividends                     16,516            491           --             --         489,501
     Loan repayments, including interest           791         12,521        (44,986)          --           3,371
Net unrealized appreciation
         (depreciation) in fair value of
         investments                              --           94,453           --             --         544,322
                                           -----------    -----------    -----------    -----------   -----------
              Total additions                   78,225        196,998        (44,986)        89,178     2,338,941
                                           -----------    -----------    -----------    -----------   -----------
DEDUCTIONS FROM NET ASSETS:
     Benefits paid to participants             (40,879)       (18,011)       (55,256)          --        (813,245)
     Refunds to participants                    (1,940)          (319)          --           22,642          --
     Loans                                      (3,833)          --           50,869           --            --
                                           -----------    -----------    -----------    -----------   -----------
              Total deductions                 (46,652)       (18,330)        (4,387)        22,642      (813,245)
                                           -----------    -----------    -----------    -----------   -----------
NET INCREASE (DECREASE) IN PLAN
     BENEFITS PRIOR TO TRANSFERS                31,573        178,668        (49,373)       111,820     1,525,696
                                           -----------    -----------    -----------    -----------   -----------
NET INTERFUND TRANSFERS                        100,096        (59,393)          --           39,051          --
                                           -----------    -----------    -----------    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, BEGINNING OF YEAR               304,688         50,067         81,771         62,633     3,700,784
                                           -----------    -----------    -----------    -----------   -----------

NET ASSETS AVAILABLE FOR PLAN
     BENEFITS, END OF YEAR                 $   436,357    $   169,342    $    32,398    $   213,504   $ 5,226,480
                                           ===========    ===========    ===========    ===========   ===========


         The accompanying notes are an integral part of this statement.

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1997



1.   PLAN DESCRIPTION:
     -----------------

The following description of the Dendrite 401(k) Retirement Savings Plan (the "Plan") formerly the Dendrite Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Plan document as amended and restated effective as of December 26, 1996, together with the amendments to the Plan document and to the summary plan description for more complete information.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Those eligible to participate in the Plan are salaried employees of Dendrite International (the "Company") who have attained the age of 21.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with the AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans."

Use of Estimates in the Preparation of Financial Statements
-----------------------------------------------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities at the date of the financial statements and the reported amounts of contributions, earnings and disbursements during the reporting period. Actual results could differ from those estimates.

Contributions
-------------

Participants may make elective salary deferral contributions up to 15% of their pretax compensation. Employee elected salary deferrals are limited to the maximum allowable under the Internal Revenue Code ($9,500 in 1997). Distributions from other qualified retirement plans can also be transferred into the Plan and retained as a rollover contribution.

The Company makes matching contributions to the participant accounts of participants who have completed one year of service with the Company. The match is equal to 50% of the participant's contributions, which does not exceed 6% of the participant's total compensation.

Participant Accounts
--------------------

Each participant's account is credited with the participant's elected salary deferral, employer matching contributions, and an allocation of the Plan's earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the balance in their account. Terminated participants forfeit non-vested Company contributions.

Valuation of Investments
------------------------

Quoted market prices are used to value investments. All realized and unrealized gains and losses are included as part of net unrealized appreciation (depreciation) in fair value of investment in the Statement of Changes in Net Assets Available for Plan Benefits. Cash equivalents are stated at cost which approximate fair value.

Investment Options
------------------

Participants may elect to invest their salary deferrals, along with the employer matching contribution, in five investment options with Goldman Sachs, & Co. ("Goldman Sachs") or in the Company's common stock.


         Fund Name                                      Description
----------------------------------          ------------------------------------

Goldman Sachs Capital Growth                Objective is long-term capital
     Fund                                   growth. At least 65% of total assets
                                            are invested in equity securities.
                                            The investment adviser considers
                                            long-term capital appreciation
                                            potential in selecting investments.

Goldman Sachs International Equity          Objective is long-term capital
     Fund                                   appreciation. Substantially all, and
                                            at least 65% of total assets are
                                            invested in equity securities of
                                            companies organized outside the U.S.
                                            or whose securities are principally
                                            traded outside the U.S. The Fund may
                                            invest in securities of issuers
                                            located in countries with emerging
                                            economies or securities markets and
                                            employ certain currency management
                                            techniques.

Goldman Sachs Growth & Income               Objective is the long-term growth of
     Fund                                   capital appreciation and growth of
                                            income. At least 65% of total assets
                                            are invested in equity securities
                                            that the investment adviser
                                            considers to have favorable
                                            prospects for

Goldman Sachs Balanced Fund                 capital appreciation and/or
                                            dividend paying ability.  Objective
                                            is long-term capital growth and
                                            current income. Between 45% and 65%
                                            of total assets are invested in
                                            equity securities and at least 25%
                                            of total assets are invested in
                                            fixed income senior securities.

Goldman Sachs Money Market                  Objective is to maximize current
     Fund                                   income to the extent consistent with
                                            the preservation of capital and the
                                            maintenance of liquidity by
                                            investing exclusively in high
                                            quality money market instruments.


Participants are allowed to redirect their future investment contributions or exchange their existing account balances among investment options as defined in the Plan document.

The fair market value of individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 1997, are as follows:


                                                           Fair Market
                                                              Value
                                                           December 31,
                                                  ------------------------------
            Investment                                1997               1996
---------------------------------------------     -----------        -----------

Goldman Sachs:
  Capital Growth Fund                             $1,724,074          $1,205,313
  Growth & Income Fund                             1,515,618           1,097,504
  Balanced Fund                                      754,114             677,163
  Money Market Fund                                  430,003             300,057


Vesting
-------

Participants are immediately vested in 100% of their employee elected salary deferrals and earnings thereon. Vesting in employer matching contributions, forfeitures, and earnings on these amounts is based on years of service. Participants vest at a rate of 20% per year, becoming fully vested after five years of credited service or attainment of normal retirement age, as defined.

Forfeitures
-----------

Forfeitures occur when participants terminate employment before becoming entitled to their full benefits under the Plan. All forfeitures are "allocated" or divided among participants eligible to share for a Plan year. Forfeitures are allocated to each participant in the same proportion that his or her compensation bears to the aggregate compensation of all participants during the Plan year. As of December 31, 1997, the value of employer matching contributions forfeited totaled $6,184, and the total forfeitures allocated to participants during the year totaled $33,264.

Administrative Expenses
-----------------------

Administrative expenses incurred in the operation of the Plan have been paid by the Company and are not reflected in the accompanying financial statements.

3.   PARTICIPANT LOANS:
     ------------------

Under defined conditions, participants are entitled to borrow in a limited capacity from the Plan. Loans are limited to the lesser of the amount requested or 50% of the participant's vested account balance or $50,000 with a minimum loan amount of $1,000. Loan repayments are made in the form of direct withdrawals from the participant's payroll funds. Loans bear interest at the prime rate and are repayable over no more than five years, unless the loan provides funding for the purchase of the participant's principal residence. As of December 31, 1997, interest rates ranged from 6.0% to 8.5% on loans outstanding.

4.   DISTRIBUTIONS TO PARTICIPANTS:
     ------------------------------

Distributions to retiring or terminated participants are generally made in the year following retirement or termination. Distributions due participants at December 31, 1997 and 1996, amounted to $27,636 and $184,939, respectively. The distributions due to participants are classified as a component of net assets available for plan benefits in the accompanying financial statements.

5.   TAX STATUS:
     -----------

The Plan has been amended to include all changes to comply with the Tax Reform Act of 1986. On January 16, 1998, the Plan, as amended, received a favorable letter of determination from the Internal Revenue Service.

In 1994 and 1995, the Plan did not meet certain requirements to qualify as non-discriminatory under the Internal Revenue Code. In order to meet these requirements the Company will need to make qualified non-elective contributions ("QNEC") to the Plan. The Company is presently engaged in discussions with the Internal Revenue Service regarding the exact amount of these QNEC contributions. The Company presently believes that the amount of the QNEC contributions will be no less than $26,570 and $73,023 for 1994 and 1995, respectively. Such amounts have been included in Other in the statements of net assets available for plan benefits. In addition to the QNEC the Company is also required to make a contribution to the plan to compensate the participants for the appreciation on the QNEC which would have been earned from 1994 and 1995 to the date the QNEC is made. Such amount is estimated to be $67,279 and is included in Other in the December 31, 1997 statement of net assets available for plan benefits.

In 1996, the Plan did not meet certain requirements to qualify as non-discriminatory. In order to meet these requirements the Company refunded $22,642 to participants subsequent to December 31, 1996. Such amount has been reflected as a mandatory distribution payable on the December 31, 1996 statement of net assets available for plan benefits.

6.   PLAN TERMINATION:
     -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ----------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                               December 31,
                                                       --------------------------
                                                           1997          1996
                                                       -----------    -----------

Net assets available for plan benefits per the
     financial statements                               $5,226,480     $3,700,784
Less- Qualified non-elective contributions
     receivable                                           (166,872)       (77,694)
Less- Benefit claims payable                               (27,636)      (184,939)
Add- Mandatory distribution payable                           --           22,642
                                                       -----------    -----------
Net assets available for plan benefits per Form 5500    $5,031,972     $3,460,793
                                                       ===========    ===========

                                                           SCHEDULE I
                                                           EIN #:22-2786386
                                                           PLAN #: 001


                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1997


                                              Par Value
                                              or Number              Fair Market
    Description of Investment                 of Shares     Cost        Value
------------------------------------------    ---------  ----------  -----------

GOLDMAN SACHS INVESTMENTS:
     Capital Growth Fund                        95,305   $1,529,753   $1,724,074
     International Equity Fund                  11,330      226,635      218,218
     Growth & Income Fund                       59,092    1,326,100    1,515,618
     Balanced Fund                              37,518      679,663      754,114
     Money Market Fund                         430,003      430,003      430,003

DENDRITE INTERNATIONAL:
     Common Stock                                8,490       70,041      164,494
                                                         ----------  -----------
                                                         $4,262,195   $4,806,521
                                                         ----------   ----------

LOANS TO PARTICIPANTS (6.0% to 8.5%)                     $   32,398   $   32,398
                                                         ==========   ==========

                                                           SCHEDULE II
                                                           EIN #:22-2786386
                                                           PLAN #: 001

                                    DENDRITE

                         401(k) RETIREMENT SAVINGS PLAN

                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                Number
                                                  of                       Cost of
                                                Trans-      Purchase        Asset         Sale           Gain
 Identity of Party      Asset Description       actions       Price         Sold          Price         (Loss)
------------------- ------------------------  ----------- ------------- ------------- -------------  --------------

Series
------

Goldman Sachs       Money Market Fund                  39     $ 189,055    $     --      $    --        $     --
    Investments                                         9         --           59,109        59,109           --

Goldman Sachs       Capital Growth Fund                23       712,310         --            --              --
    Investments                                        21         --          318,877       387,886         69,009

Goldman Sachs       Growth & Income Fund               22       591,554         --            --              --
    Investments                                        18         --          293,719       358,138         64,419

Goldman Sachs       International Fund                 15       122,730         --            --              --
    Investments                                        13         --           54,067        58,090          4,023

Goldman Sachs       Balanced Fund                      21       218,618         --            --              --
    Investments                                        17         --          190,571       216,081         25,511

Goldman Sachs       Dendrite International             13       162,410         --            --              --
    Investments                                         8         --           91,765       134,044         42,280


                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        DENDRITE 401(K) RETIREMENT SAVINGS PLAN


Date:  March 17, 1999                   By: /s/ Christopher J. French
                                           ------------------------------------
                                           Name:   Christopher J. French
                                           Title:  Trustee

                                 EXHIBIT INDEX


Exhibit
  No.          Description
-------        -----------

23.1           Consent of Arthur Andersen LLP, independent public accounts